Exhibit h.24

REPORT MODERNIZATION ADDENDUM
to Administration, Bookkeeping and Pricing Services Agreement

This Report Modernization Addendum (this “Addendum”) to the Administration, Bookkeeping and Pricing Services Agreement, as amended, is dated as of May 1, 2018 and entered into by and between Heartland Group, Inc., a Maryland corporation (the “Fund”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Fund and ALPS have previously entered into an Administration, Bookkeeping and Pricing Services Agreement, dated as of August 13, 2008, as amended (the “Agreement”), pursuant to which ALPS provides the Fund with certain administrative, bookkeeping and pricing services to the series (each a “Portfolio” and collectively, the “Portfolios”) of the Fund; and

WHEREAS, the Fund and ALPS wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services. ALPS will provide the Fund with the additional services (the “Additional Services”) described in Appendix I, attached hereto. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Fund shall pay ALPS the fees listed in Appendix II, attached hereto. The imposition of such fees will commence beginning May 1, 2018.

3.	Terms Applicable to the Additional Services. As applicable to the Additional Services provided under this Addendum, the parties are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the termination of the Agreement. This Addendum cannot be modified except by a written agreement signed by both parties.

5.	Survival. The provisions of Section 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

HEARTLAND GROUP, INC.

By:	/s/ Nicole J. Best
Name:	Nicole J. Best
Title:	Vice President, Treasurer and Principal Accounting Officer

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President

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APPENDIX I

Additional Services

The following Additional Services are to be performed by ALPS for the compensation noted in Appendix II.

Fund Administration

•	Coordinate the preparation and filing of Forms N-PORT and N-CEN with the U.S. Securities and Exchange Commission (“SEC”)

Revisions to, or the addition of new services to the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by ALPS.

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APPENDIX II

Compensation

Fees for the Additional Services:

For the Additional Services, the Fund will pay to ALPS the Annual Portfolio Fees listed below*:

Portfolio	Annual Portfolio Fees
Heartland Value Fund	$xx1

Heartland Value Plus Fund	$xx1

Heartland Select Value Fund	$xx1

Heartland International Value Fund	$xx1

Heartland Mid Cap Value Fund	$xx1

* All fees will be calculated daily and billed monthly by ALPS. These fees are subject to an annual cost of living adjustment as described in Section 2(a) of the Agreement.

The above fees are based on assumptions derived from the Fund’s historical portfolio information and/or information provided by the Fund. ALPS’ fees are subject to revision by ALPS, upon prior notice to the Fund, if ALPS determines that the Fund’s portfolio composition changes or additional work is required by ALPS as it originally contemplated for its provision of the Additional Services. The Fund’s use of alternative data suppliers may result in additional fees as determined by ALPS.

Third Party Expenses:

All third party expenses incurred in providing the Additional Services will be billed to the Fund, including, but not limited to, expenses related to any security pricing, valuation and/or similar data provided by third party suppliers. For third party suppliers from which the Fund receives services as part of an existing ALPS relationship or agreement, the Fund will be billed the amount attributable to the services it received, calculated pro-rata to the consolidated amount charged by the third party supplier before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All expenses in which a third party supplier does not have an established relationship with ALPS will be billed to the Fund as incurred.

1 In connection with the SEC’s December 8, 2017 issuance of a temporary final rule providing for a delay to the date by which the Portfolios must file Form N-PORT, a xx% discount will be temporarily applied to the Annual Portfolio Fees (for a discounted fee of $xx per Portfolio) for the period beginning May 1, 2018 through the last day of the month preceding the month in which a Form N-PORT preparation or filing compliance requirement is implemented by the SEC, as applicable to the Fund and the Portfolios; provided, however, that the full Annual Portfolio Fees, as stated above, will apply beginning the month in which Form N-PORT is required to be prepared and/or filed for the Portfolios. Further, the discount will not apply for any month(s) in which Form N-PORT is required or requested to be prepared and/or produced, on behalf of the Fund and its Portfolios, by Fund management or in connection with any regulatory or governmental request or inquiry.

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APPENDIX III

Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

1.	Provision of Services.

i.	ALPS may engage persons or organizations (referred to as a “supplier”) to assist in the provision of, or to perform any of its duties of providing the Additional Services; provided that, in such event, ALPS shall not be relieved of any of its obligations otherwise applicable under the Agreement and Addendum. All uses of the term “supplier” in Section 2 of this Appendix III shall include any third party otherwise selected by the Fund, if applicable.

2.	Use of Data; Warranty; Termination of Rights.

i.	As part of the provision of the Additional Services, ALPS may provide valuation information and other data or evaluations to the Fund (collectively, the “Data”) that may be supplied by ALPS or one of its suppliers, or a supplier selected by the Fund. Any Data being provided to the Fund by ALPS or its suppliers pursuant hereto are being supplied to the Fund for the sole purpose of completion of the Additional Services. The Fund may use the Data only for purposes necessary for the Additional Services described in this Addendum. The Fund does not have any license nor right to use the Data for purposes beyond the Additional Services described in this Addendum including, but not limited to, resale to other users or use to create any type of historical database. Data cannot be passed to or shared with any other non-affiliated entity.

The Fund acknowledges the proprietary rights that ALPS and its suppliers have in the Data.

ii.	ALPS and its suppliers shall have no liability to the Fund, or a third party, for errors, omissions or malfunctions in the Data or related services, other than the obligation of ALPS to endeavor, upon receipt of notice from the Fund, to correct a malfunction, error, or omission in any Data or related services.

iii.	The Fund acknowledges that the Data and related services are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities, in connection to the Additional Services. The Fund accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data and related services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

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iv.	The Fund shall indemnify ALPS and its suppliers against and hold ALPS harmless from any and all losses, damages, liability, costs, including attorney’s fees, resulting directly or indirectly from any claim or demand against ALPS or its suppliers by a third party arising out of or related to the accuracy or completeness of any Data or related services received by the Fund, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS or its suppliers shall be liable for any claim or demand against the Fund by a third party.

v.	ALPS and its suppliers, nor the Fund shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

vi.	THE FUND HEREBY ACCEPTS THE DATA AS IS, WHERE IS, ALPS AND ITS SUPPLIERS MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER.

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